

May 25, 2022

Ryan Hymel
Chief Financial Officer
Playa Hotels & Resorts N.V.
Nieuwezijds Voorburgwal 104
1012 SG Amsterdam, the Netherlands

> **Re: Playa Hotels & Resorts N.V.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-38012**

Dear Mr. Hymel:

We have reviewed your May 19, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Non-U.S. GAAP Financial Measures, page 52

1. We note your response to comment 1. Please clarify if the amounts that comprise "other corporate" expense are essential to support the operations and development of the resorts and, if true, include this disclosure in future filings. In addition, tell us and revise your disclosure in future filings to describe why the presentation of Owned Resort EBITDA and Owned Resort EBITDA margin are useful to an investor and the additional purposes for which management uses such measures.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.

Ryan Hymel
Playa Hotels & Resorts N.V.
May 25, 2022
Page 2

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael McTiernan